Exhibit 12.1
Terreno Realty Corporation
Ratio of Earnings to Fixed Charges
(in thousands)

Period from
February 16, 2010
(Commencement of
Operations) to
December 31, 2010
Earnings
Loss before income taxes	$(5,390)
Add:
Fixed charges	554

Total Earnings	$(4,836)

Fixed Charges
Add:
Interest expensed	$524
Estimate of the Interest within rental expense	30

Total Fixed Charges	$554

Ratio of Earnings to Fixed Charges	(a )

(a)	Earnings did not cover fixed charges by $5,390.